UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

R1 RCM Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00438V103

(CUSIP Number)

Jacque Millard

IHC Health Services, Inc.
36 South State Street, 23rd Floor
Salt Lake City, Utah 84111
(801) 442-3669

Copy to:

Reed W. Topham

Stoel Rives LLP

201 S. Main St., Suite 1100

Salt Lake City, UT 84111

(801) 578-6918

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00438V103

1.	Names of Reporting Persons. IHC Health Services, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,165,594 shares of Common Stock (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,165,594 shares of Common Stock (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,165,594 shares of Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6% (1) (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Consists of 4,665,594 shares of Common Stock and 1,500,000 shares of Common Stock issuable upon exercise of the Warrant. The 4,665,594 shares of Common Stock and the Warrant to purchase 1,500,000 shares of Common Stock were issued by the Issuer to the Reporting Person pursuant to the Purchase Agreement on January 23, 2018. See Item 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,470,501 shares of Common Stock outstanding as of December 31, 2017 as provided in the Purchase Agreement and (2) 6,165,594 shares of Common Stock (see Note 1).

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc., a Delaware corporation (“Issuer”). The Issuer’s principal executive office is located at 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611.

Item 2. Identity and Background.

This Statement is being filed by IHC Health Services, Inc., a Utah nonprofit corporation (the “Reporting Person”). The Reporting Person’s registered office is 36 South State Street, 23rd Floor, Salt Lake City, UT 84111. The Reporting Person is a Utah-based not-for-profit system of 22 hospitals, 180 clinics, a medical group with some 1,500 employed physicians, a health insurance and related operations company called SelectHealth, Inc. and other health services. During the last five years the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 3.

The Reporting Person may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on January 23, 2018 pursuant to the Purchase Agreement. The funding for the purchase price of securities under the Purchase Agreement was obtained from the working capital of the Reporting Person.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 4.

The Reporting Person may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on January 23, 2018 pursuant to the Purchase Agreement and the Reporting Person intends to hold such shares for investment purposes. Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Subject to the restrictions contained in the Purchase Agreement, the Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; and general economic and market conditions.

Item 5. Interest in Securities of the Issuer.

(a)      (i)                                     Aggregate number of shares beneficially owned: See Row 11 of cover page for the Reporting Person.

(ii)                                  Percentage: See Row 13 of cover page for the Reporting Person.

(b)         (i)                                     Sole power to vote or to direct vote: See Row 7 of cover page for the Reporting Person.

(ii)                                  Shared power to vote or to direct vote: See Row 8 of cover page for the Reporting Person.

(iii)                               Sole power to dispose or to direct the disposition: See Row 9 of cover page for the Reporting Person.

(iv)                              Shared power to dispose or to direct disposition: See Row 10 of cover page for the Reporting Person.

(c)          Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

(d)         Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement

On January 23, 2018, the Reporting Person entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Reporting Person purchased from the Issuer in a private placement under the Securities Act of 1933, as amended, for an aggregate purchase price of $20 million, (i) 4,665,594 shares of Common Stock, at a purchase price of $4.2867 per share, and (ii) a warrant to acquire up to 1,500,000 shares of Common Stock on the terms and subject to the conditions set forth in a Warrant (the “Warrant”).

The Purchase Agreement provides that for so long as the Reporting Person’s Ownership Threshold (as such term is defined in the Purchase Agreement) is met, the Reporting Person shall be entitled to nominate one individual (the “Reporting Person Designee”) to the Issuer’s board of directors (the “Board”). Additionally, subject to applicable law and the listing standards of the Nasdaq Capital Market (or other United States national securities exchange that the Common Stock is listed upon, if any), the Issuer will offer the Reporting Person Designee an opportunity to, at the Reporting Person’s option, either sit on each regular committee of the Board or attend (but not vote) at the meetings of such committee as an observer. If the Reporting Person Designee fails to satisfy the applicable qualifications under law or stock exchange listing standard to sit on any committee of the Board, then the Board shall offer the Reporting Person Designee the opportunity to attend (but not vote) at the meetings of such committee as an observer.  The Issuer must use its commercially reasonable efforts to increase the size of the Board and appoint the Reporting Person Designee as soon as reasonably practicable following January 23, 2018 and no later than April 30, 2018.

The Purchase Agreement also provides that the Reporting Person must cause all of its Common Stock entitled to vote at any meeting of the Issuer’s shareholders to be present at such meeting and to vote all such shares in favor of any nominee or director nominated by the Issuer’s Nominating and Corporate Governance Committee and against the removal of any director nominated by the Issuer’s Nominating and Corporate Governance Committee.

The terms of the Purchase Agreement provide that the Reporting Person will have a co-investment right in certain future issuances of equity and/or debt securities of the Issuer, subject to the Ownership Threshold being met, with respect to a Subsequent TCP-ASC Investment (as such term is defined in the Purchase Agreement), equal to ten percent (10%) of the Subsequent TCP-ASC Investment, with such co-investment right being capped at a maximum of $40 million of aggregate investments.

Warrant

Concurrently with the entry into the Purchase Agreement, the Reporting Person and the Issuer executed and delivered the Warrant to acquire up to a total of 1,500,000 shares of Common Stock of the Issuer at an initial exercise price equal to $6.00 per share, at any time during the period commencing on January 23, 2018 and terminating at 5:00 p.m., New York time, January 23, 2028.

Amended and Restated Registration Rights Agreement

Concurrently with the entry into the Purchase Agreement, the Issuer, the Reporting Person and TCP-ASC ACHI Series LLLP (“TCP-ASC”) entered into an Amended and Restated Registration Rights Agreement (the “Amended Registration Rights Agreement”), to add the Reporting Person as a party and to provide the Reporting Person with certain registration rights. Under the terms of the Registration Rights Agreement, the Reporting Person is entitled to (i) one demand registration at any time following January 23, 2021 and (ii) beginning on January 23 2019, unlimited piggyback registration rights subject to certain limitations as it relates to primary issuances; provided that prior to January 23, 2021, the Reporting Person will only be permitted to include in any piggyback registration the number of registrable securities with respect to which the Reporting Person is granted an early release from its transfer restrictions under the Purchase Agreement as described above.

The description and summary of the Purchase Agreement, the Warrant and the Amended Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Warrant and the Amended Registration Rights Agreement, which are included as Exhibits to this Statement and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Securities Purchase Agreement between R1 RCM Inc. and IHC Health Services, Inc. dated as of January 23, 2018 (incorporated by reference to Exhibit 10.1 to R1 RCM Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 24, 2018).

Exhibit 2

Warrant between R1 RCM Inc. and IHC Health Services, Inc. dated as of January 23, 2018 (incorporated by reference to Exhibit 10.2 to R1 RCM Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 24, 2018).

Exhibit 3

Amended and Restated Registration Rights Agreement among R1 RCM Inc., IHC Health Services, Inc. and TCP-ASC ACHI Series LLLP dated as of January 23, 2018 (incorporated by reference to Exhibit 4.1 to R1 RCM Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 24, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 2, 2018	IHC HEALTH SERVICES, INC.

/s/ Jacque Millard
Jacque Millard, Chief Investment Officer